SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 6)*
                                      EXIT


                              UnitedGlobalCom, Inc.
                   (f\k\a United International Holdings, Inc.)
                   -------------------------------------------
                                (Name of Issuer)



                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)



                                   913247 50 8
                                   -----------
                                 (CUSIP Number)



                                 March 31, 2000
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

CUSIP NO.:  913247 50 8              13G                       Page 2 of 9 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Janet S. Schneider
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:
                   142,774 (1)
               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON         142,774 (1)
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:

--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     142,774 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    less than 1% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 142,774 shares of Class A Common Stock issuable upon conversion of 142,774 shares of the Issuer's Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), of which 142,774 shares are held by The Revocable Trust of Janet Schneider (to which Ms. Schneider is the trustee). Such shares do not include 142,774 shares of Class B Common Stock beneficially owned by Ms. Schneider's spouse to which Ms. Schneider disclaims any beneficial ownership thereof.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors.

CUSIP NO.:  913247 50 8              13G                       Page 3 of 9 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Revocable Trust of Janet Schneider
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming

--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:
                   142,774 (1)
               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON         142,774 (1)
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:

--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     142,774 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [ ]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    less than 1% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 142,774 shares of Class A Common Stock issuable upon conversion of 142,774 shares of Class B Common Stock.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors.

CUSIP NO.:  913247 50 8              13G                       Page 4 of 9 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert A. Schneider
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:
                   67,346
               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON         67,346
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:

--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     67,346
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [ ]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    less than 1% (1)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors.

CUSIP NO.:  913247 50 8              13G                       Page 5 of 9 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Richard H. Schneider
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:
                   55,546
               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON         55,546
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:

--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     55,546
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [ ]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    less than 1% (1)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors.

CUSIP NO.:  913247 50 8              13G                       Page 6 of 9 Pages

ITEM 1.

     (a)  Name of Issuer:

          UnitedGlobalCom, Inc., a Delaware corporation

     (b)  Address of Issuer's Principal Executive Offices:

          4643 S. Ulster Street
          Suite 1300
          Denver, Colorado 80237

ITEM 2.

     (a)  Name of Person(s) Filing:

          Janet S. Schneider
          The Revocable Trust of Janet Schneider
          Robert A. Schneider
          Richard H. Schneider

     (b)  Address of Principal Business Office or, if None, Residence:

     The address for Janet S. Schneider and The Revocable Trust of Janet Schneider is:

          5500 S. Poplar
          Casper, WY 82601

     The address for Robert A. Schneider is:
          RR 4
          Prairie Ridge
          Ames, Iowa  50010

     The address for Richard H. Schneider is:
          3113 NW 24th Street
          New Castle, OK  73065

     (c)  Citizenship:

     Janet S. Schneider, Robert A. Schneider and Richard H. Schneider are citizens of the USA. The Revocable Trust of Janet Schneider is organized under the laws of the State of Wyoming.

     (d)  Title of Class of Securities:

          Class A Common Stock, par value $0.01 per share

     (e)  CUSIP Number:

          913247 50 8

CUSIP NO.:  913247 50 8              13G                       Page 7 of 9 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment investment company under Section 3(c)(14) of the Investment Company Act Act of 1940.

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c) check this box. [ ]

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1. The information provided in this Item 4 assumes the conversion of Class B Common Stock for Class A Common Stock.

     (a)  Amount beneficially owned:

          Janet S. Schneider beneficially  owns 142,774  shares,  which includes
               142,774 shares held by The Revocable Trust of Janet Schneider. Such shares do not include 142,774 shares beneficially owned by her spouse.
          The  Revocable  Trust of Janet  Schneider  beneficially  owns  142,774 shares.
          Robert A. Schneider beneficially owns 67,346 shares of Class A Common. Richard H. Schneider beneficially owns 55,546 shares of Class A Common
               Stock.

     (b)  Percent of class:

     Each of the Reporting Persons beneficially own less than 1% of the outstanding Class A Common Stock. Such percentage interests are based on 76,571,630 shares of Class A Common Stock outstanding as of April 28, 2000, as provided by the Issuer.

     Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single

CUSIP NO.:  913247 50 8              13G                       Page 8 of 9 Pages


     class on the election of directors. When all classes of stock beneficially owned by each of the Reporting Persons are aggregated, each Reporting Person may be deemed to beneficially own voting equity securities representing less than 1% of the voting power with respect to a general election of directors:

     (c)  Number of shares as to which such person has:

          (i) Each Reporting Person has the sole power to vote or to direct the vote as indicated:

               Janet S. Schneider: 142,774  shares,  includes shares held by the
                    Revocable Trust of Janet Schneider
               The Revocable Trust of Janet Schneider: 142,774 shares
               Robert A. Schneider:  67,346 shares
               Richard H. Schneider:  55,546 shares

          (ii) Shared power to vote or to direct the vote: not applicable

         (iii) Each Reporting Person has the sole power to dispose or to direct the disposition of shares as indicated:

               Janet S. Schneider: 142,774  shares,  includes shares held by the
                    Revocable Trust of Janet Schneider
               The Revocable Trust of Janet Schneider:  142,774 shares
               Robert A. Schneider:  67,346 shares
               Richard H. Schneider:  55,546 shares

          (iv) Shared power to dispose or to direct the disposition of: not applicable

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

This statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than 5% of the class of securities. Check the following [X]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Pursuant to the terms of an Amendment to that certain Stockholders' Agreement dated April 13, 1993, each of the Reporting Persons is no longer a party to the Stockholders' Agreement as of March 31, 2000.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         Not applicable.

CUSIP NO.:  913247 50 8              13G                       Page 9 of 9 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 2000                     /s/ Janet S. Schneider
                                          --------------------------------------
                                          Janet S. Schneider


                                          The Revocable Trust of Janet Schneider


Dated:  June 16, 2000                     By: /s/ Janet S. Schneider
                                             -----------------------------------
                                             Janet S. Schneider
                                             Trustee



Dated:  June 16, 2000                     /s/ Robert A. Schneider
                                          --------------------------------------
                                          Robert A. Schneider


Dated:  June 16, 2000                     /s/ Richard H. Schneider
                                          --------------------------------------
                                          Richard H. Schneider